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                       Senior Retirement Communities, Inc.
                               507 Trenton Street
                          West Monroe, Louisiana 71291

318 323-2115                                                 fax 318 323-6281


March 14, 1999

To our Stockholders and Bondholders


Our top priority in fiscal 1998 was to develop and begin constructing three assisted living centers in Ruston, Bossier City and Shreveport, Louisiana. I am pleased to report that all three facilities were completed
by March 10, 1999.   The challenge of operating these facilities in
a successful manner is now our future. The Company and I accept this challenge.

Management is providing you the entire 10-KSB ( including exhibits), as filed with Securities and Exchange Commission for your review. After careful review of the 10-KSB, you may call or write if you have any questions.

Thank you for your trust and faith in us.



Sincerely,

/s/ Joanne M. Caldwell-Bayles

Joanne M. Caldwell-Bayles
President

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